Exhibit (a)(15)
CANADA SOUTHERN PETROLEUM LTD.
PRESS RELEASE
FOR IMMEDIATE RELEASE
CANADA SOUTHERN ADVISES SHAREHOLDERS TO TAKE NO ACTION ON CANADIAN
SUPERIOR’S AMENDED OFFER
Calgary, Alberta, August 10, 2006 — The Board of Directors of Canada Southern Petroleum Ltd. (“Canada Southern” or “the Company”) (NASDAQ: CSPLF) (TSX: CSW) today advised shareholders to defer taking any action on the amended unsolicited offer filed yesterday by Canadian Superior Energy Inc. (TSX and AMEX: SNG) (“Canadian Superior”) to purchase all of the outstanding common shares of Canada Southern.
Under Canadian Superior’s amended offer, Canada Southern shareholders may elect to receive either (i) 2.0 shares of Canadian Superior, Cdn$2.50 cash and one “Special Exchangeable Share” for each Canada Southern share, with each “Special Exchangeable Share” being exchangeable into a separately tradable “Arctic Royalty Trust Unit” which would constitute trust units of a royalty trust to be established by Canadian Superior; or, (ii) Cdn $2.50 cash and 2.75 common shares of Canadian Superior for each Canada Southern share, which as of the close of market on Tuesday, August 8 had a value of approximately US$8.19.
“The Board and its advisors will evaluate the amended Canadian Superior offer and make a recommendation to shareholders on or before August 14th,” said Richard C. McGinity, Chairman of the Canada Southern Board. “Central to our analysis will be the many and highly speculative assumptions built into the value Canadian Superior claims to be offering, as well as the numerous risks they describe in their filing.”
“In the meantime, the Board continues to recommend that shareholders tender their shares to the Canadian Oil Sands’ all-cash offer of US$13.10 per share, which is scheduled to expire on August 18th,” added Mr. McGinity.
The Canada Southern Board will issue a Directors’ Circular and a related Solicitation/Recommendation Statement on Schedule 14D-9 that will contain important information, including the Board’s recommendation with respect to the Canadian Superior offer.
Shareholders are urged to read the Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments thereto when they become available because they will contain important information. Investors can obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments thereto when they become available and all other filings made by Canada Southern with the SEC at the SEC’s website at www.sec.gov. In addition, these materials may be obtained free from Canada Southern by directing a request to Canada Southern, #250, 706 — 7th Avenue S.W, Calgary, Alberta, Canada T2P 0Z1, (403) 269-7741, Attention: Corporate Secretary.
About Canada Southern
Canada Southern Petroleum Ltd. is an independent energy company based in Calgary, Alberta, Canada. The Company is engaged in oil and gas exploration and development,

with its primary interests in producing properties in the Yukon Territory and British Columbia, Canada. The Company also owns varying interests in seven Significant Discovery Licenses located in the Arctic Islands in Northern Canada. The Company’s common shares are traded on the NASDAQ Capital Market under the symbol “CSPLF”, and on the Toronto Stock Exchange under the symbol “CSW”. The Company has 14,496,165 shares outstanding.
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